Beyond Commerce, Inc.
9029 South Pecos, Suite 2800
Henderson, NV 89074

December 16, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Maryse Mills-Apenteng, Special Counsel

Re:	Beyond Commerce, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 19, 2009 (File No. 333-161461)

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated November 4, 2009 relating to the above-referenced registration statement of Beyond Commerce, Inc. (“Beyond Commerce” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.           We note that you did not provide the acknowledgments that we requested, which appear at theend our letter dated September 16, 2009. No later than concurrently with any request foracceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

Response:

The Company will make the requested acknowledgements no later than concurrently with a request for acceleration in accordance with the Staff’s comment.

Cover Page

2.           Your response to comment 4 notwithstanding, the table suggesting that you will receive themaximum amount of proceeds from the securities beingoffered in this no-minimum direct publicoffering continues to appear on the cover page.  Please remove the table from the cover page.

Response:

The table has been removed from the cover page in accordance with the Staff’s comment.

Summary of Prospectus

General Information, page 5

3.           We note your disclosure regarding the recent asset sale of software, name rights and trademarkfor LocalAdLink.  Please consider adding a “Recent Developments” section to the summarysection and disclosing in that section a materially complete discussion of the asset sale and the impact of the sale on your business.  In this regard, please clarify your statements that the company will continue to sell advertising “as it had prior to inception of LocalAdLink albeit on a different scale” and explain why and to what extent the sale will result in an increased emphasis on business to business sales.

Response:

The Company has added a “Recent Developments” section to the summary section of the prospectus in accordance with the Staff’s comment.

4.           We note your disclosure on page 23 that you have not provided pro forma information relating tothe sale of the software, name rights, and trademark of LocalAdLink because you havedetermined that this transaction is not subject to the pro forma requirement and any pro formainformation would not be relevant or feasible to ascertain.  It appears that LocalAdLink generated approximately 42% of total net sales in 2008 and that the sale of LocalAdLink may have a material impact on your financial statements.  Further, it appears that you have not yet entered into the licensing agreement with OmniReliant Holdings, Inc. that would continue to provide you with revenues from LocalAdLink.  Please provide us with a quantitive analysis as to why you believe this transaction is not subject to the pro forma requirement.  Refer to Rule 8-05 of Regulation S-X.

Response:

The pro forma financial information has been provided after the interim financial statements.

Description of Our Business, page 16

Response:

5.           Please revise to clarify the added disclosure that appears at the end of the second paragraph onpage 18.  It appears that the statements that begin “i-Supply has over 4,800 members affiliateagreements…” and “i-Supply is not dependent…” are not complete and are therefore confusing.

Response:

The statements referred to in the Staff’s comment have been clarified in accordance with the Staff’s comment.

6.           In response to comment 16, you disclose a website that references the “July 2008 comScoreSocial top 100 Global Networking Rankings.”  Please explain why you are citing to thisostensibly non-authoritative source rather than to the report itself.  Further, please explain why you believe this data supports your claim that Boomj.com is “the only Baby Boomer specific Web site to be ranked as one of the top 50 global social networking sites in July 2008.”  Alternatively, you may delete this reference.

Response:

The reference to the comSore report has been removed from the registration statement.

7.           You state on page 19 that BOOMj.com has had “over 600 visits from members in the past 30days.”  Please revise your disclosure to provide a more meaningful measure such as, for example,the number of hits during a specific month within the past six months, or an average number of hits during a 30-day period within the past six months.

Response:

The disclosure of BoomJ’s web traffic has been revised to provide a more meaningful measure in accordance with the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page 35

8.           Please tell us why you have not filed a Form D for the unregistered securities transaction on April6, 2009 for which you relied on Regulation D.  Please refer to prior comment 23.

Response:

The Company filed the Form D for the unregistered securities transaction on December 11, 2009.

Very Truly Yours,

By:	/s/ Mark Noffke
Mark Noffke Chief Financial Officer
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